EXHIBIT 12.1

VORNADO REALTY TRUST
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDEND REQUIREMENTS

	6 months ended June 30,		Year Ended December 31,
(Amounts in thousands)	2009		2008		2007	2006	2005	2004
Net income from continuing operations	$35,335		$193,203		$484,423	$603,339	$559,081	$603,596
Fixed charges	341,302		718,483		681,452	455,960	356,612	322,847
Income distributions from partially owned entities	15,131		44,690		24,044	35,911	40,152	16,740
Capitalized interest	(10,078)		(63,063)		(53,648)	(26,195)	(15,582)	(8,718)
Preferred unit distributions	(9,637)		(19,743)		(19,832)	(23,007)	(50,731)	(75,278)

Earnings - Numerator	$372,053		$873,570		$1,116,439	$1,046,008	$889,532	$859,187

Interest and debt expense	$317,196		$625,904		$599,804	$400,540	$284,876	$233,750
Capitalized interest	10,078		63,063		53,648	26,195	15,582	8,718
1/3 of rent expense–interest factor	4,391		9,773		8,168	6,218	5,423	5,101
Preferred unit distributions	9,637		19,743		19,832	23,007	50,731	75,278
Fixed charges - Denominator	341,302		718,483		681,452	455,960	356,612	322,847
Preferred share dividends	28,538		57,091		57,177	57,511	46,501	21,920
Combined fixed charges and preference dividends - Denominator	$369,840		$775,574		$738,629	$513,471	$403,113	$344,767

Ratio of earnings to fixed charges	1.09	(1)	1.21	(1)	1.64	2.29	2.49	2.66
Ratio of earnings to combined fixed charges and preference dividends	1.01	(2)	1.12	(2)	1.51	2.04	2.21	2.49

(1)          Excluding non-cash impairment charges recognized in the year ended December 31, 2008 and the six months ended June 30, 2009, the ratio of earnings to fixed charges was 1.41 and 1.45, respectively.

(2)          Excluding non-cash impairment charges recognized in the year ended December 31, 2008 and the six months ended June 30, 2009, the ratio of earnings to combined fixed charges and preference dividends was 1.31 and 1.34, respectively.